Exhibit 99.4

138 MARKET STREET • LEVEL 28 CAPITAGREEN • SINGAPORE 048946

TELEPHONE: 65.6538.3939 • FACSIMILE: 65.6536.3939

BUSINESS REGISTRATION NUMBER: 53213023E

8 September 2020

To:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

Dear Sirs

Re:

MAXEON SOLAR TECHNOLOGIES, LTD. (THE “COMPANY”) – PROSPECTUS SUPPLEMENT FILED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) PURSUANT TO RULE 424(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) IN RESPECT OF THE ISSUANCE AND SALE OF UP TO $60,000,000 OF ORDINARY SHARES, NO PAR VALUE (THE “OFFERING SHARES”), IN THE ISSUED AND PAID-UP CAPITAL OF THE COMPANY (THE “OFFERING”)

1.

We have acted as Singapore law advisors to the Company, a company incorporated under the laws of the Republic of Singapore, as to Singapore law in connection with the Offering. The Offering Shares are to be offered and sold by the Company pursuant to a prospectus supplement (the “Prospectus Supplement”) dated 8 September 2020 and to be filed by the Company with the Commission on 9 September 2020 that forms a part of the Company’s registration statement on Form F-3 (File No. 333-248564) (the “Registration Statement”) that was initially filed by the Company with the Commission on 2 September 2020, and was declared effective by the Commission on 8 September 2020.

2.	Unless otherwise provided in this opinion, capitalised terms used in this opinion shall have the meanings given to them in the Registration Statement.

3.	For the purposes of giving this opinion, we have examined and relied on the following documents:

(a)	an electronic copy (in Adobe Acrobat form) of the Registration Statement and the Prospectus Supplement;

(b)

an electronic copy (in Adobe Acrobat form) of the underwriting agreement, dated 8 September 2020, between the Company and BofA Securities, Inc., as representative of the underwriters named therein, and Morgan Stanley & Co. LLC (the “Underwriting Agreement”);

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(c)

copies of the following documents in relation to the Company, in each case certified as being true and correct copies of the originals as at 8 September 2020 under an officer’s certificate executed by an authorised signatory of the Company dated 8 September 2020 (the “Officer’s Certificate”):

(i)	the certificate of incorporation of the Company dated 16 July 2020 issued by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”);

(ii)	the certificate confirming incorporation upon conversion of the Company dated 15 July 2020 issued by ACRA confirming the Company’s conversion to a public company;

(iii)

the constitution of the Company adopted on 11 October 2019 and in effect on 8 July 2020 as a private company, the constitution of the Company, as adopted by the Company on 15 July 2020 and in effect on 15 July 2020 as a public company, and the constitution of the Company, as adopted by the Company on 26 August 2020, in effect on the date hereof as a public company (the documents referred to in paragraphs 3(c)(i), 3(c)(ii) and this 3(c)(iii) together being the “Constitutional Documents”); and

(iv)	a copy of the certificate issued to the Company under Section 61(7) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”) dated 16 July 2020;

(v)	the minutes dated 8 July 2020 of a meeting of the board of directors (the “Board”) of the Company held on 8 July 2020;

(vi)	the minutes dated 16 July 2020 of a meeting of the Board held on 16 July 2020;

(vii)	the minutes dated 12 August 2020 of a meeting of the Board held on 12 August 2020 (the documents referred to in paragraphs 3(c)(v), 3(c)(vi), and 3(c)(vii) together being the “Board Resolutions”); and

(viii)	the minutes of the extraordinary general meeting of the Company deemed to be held on 8 July 2020 pursuant to Section 179(6) of the Companies Act (the “Shareholder Resolutions”);

(d)	a copy of our search on 8 September 2020, at 5.00pm (Singapore time) of the online business profile of the Company conducted with ACRA (the “ACRA Search”);

(e)	a copy of:

(i)	the civil cases, appeal cases and enforcement cases searches for 2019 and 2020 conducted on 8 September 2020, at 5.00pm (Singapore time);

(ii)	the bankruptcy searches for 2019 and 2020 conducted on 8 September 2020, at 5.00pm (Singapore time); and

8 September 2020

(iii)	the winding up searches for 2019 and 2020 conducted on 8 September 2020, at 5.00pm (Singapore time);

(the “Litigation Searches”, and together with the ACRA Search, the “Searches”); and

(f)	originals or copies (certified or otherwise) of such other documents as we have considered relevant to the rendering of this opinion.

4.

This opinion is being rendered to you in connection with the filing of the Prospectus Supplement. Save as expressly provided in paragraph 8 of this opinion, we express no opinion whatsoever with respect to any document described in paragraph 3 herein.

5.

This opinion is given only with respect to Singapore law in force and published at the date of this opinion as applied by the Singapore courts. We have made no investigation of, and therefore express or imply no opinion as to, the laws of any other territory or as to the application of Singapore or any other law by any other courts. To the extent that the laws of any jurisdiction other than Singapore may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws. Our opinion is given only with respect to matters of law and we necessarily do not opine on matters of fact. We have made no independent investigation or undertaken any independent verification of, any matters set out in the Officer’s Certificate.

6.

This opinion is given on the basis that it is governed by and shall be construed in accordance with Singapore law as at the date of this opinion. We do not undertake any responsibility to advise you of any change to this opinion after this date. We have taken instructions solely from the Company.

7.	For the purposes of giving this opinion, we have assumed:

(a)

the genuineness of all signatures (and that each signature is that of the person so named), stamps and seals on all documents and the authenticity and completeness of all documents submitted to us as originals;

(b)	the conformity to the executed originals of all documents submitted to us in translated, certified, photostatic, electronic or faxed or copy form;

(c)

that each of the documents submitted or made available to us for examination is true, complete and up-to-date and has not been revoked, repudiated, terminated, amended or superseded, and there are no other agreements, arrangements or understandings (whether oral or written) which would affect our analysis of such documents as stated in this opinion;

(d)	the truth, correctness and completeness of all statements, representations and warranties as to matters of fact contained in all documents listed in paragraph 3;

8 September 2020

(e)

that each of the Constitutional Documents referred to in paragraph 3(c) above are true, accurate, complete and up-to-date as of the dates referred to in paragraph 3(c) and have not been amended, terminated, superseded or otherwise discharged and constitute the Constitution in its entirety as of such dates, and no resolution or other action has been passed or taken which could affect or amend the Constitutional Documents in the forms examined by us, except in connection with the conversion of the Company from a private company to a public company on 15 July 2020;

(f)

that there will be no amendments to the Constitutional Documents or the laws applicable to the Company or the Offering Shares that would have the effect of rendering our opinion in paragraph 8 inaccurate;

(g)	that the directors of the Company:

(i)	have been duly appointed in accordance with the provisions of the Companies Act and the constitution of the Company in force at that time;

(ii)

have acted and will act in good faith and in the best interests of the Company in approving the preparation, execution and filing of the Registration Statement and the Prospectus Supplement with the Commission, the entry into the transactions contemplated in the Prospectus Supplement, and the execution of, and entry into, the Underwriting Agreement, and without intention to defraud any of the creditors of the Company; and

(iii)

have each disclosed and will disclose any interest which he may have in the transactions contemplated in the Registration Statement, the Prospectus Supplement and the Underwriting Agreement in accordance with the provisions of the Companies Act and the constitution of the Company in force at that time and none of the directors of the Company has or will have any interest in such transactions except to the extent permitted by the Companies Act and the constitution of the Company in force at that time;

(h)	in relation to the Board Resolutions, that:

(i)

they were duly passed at properly convened meetings of duly appointed directors of the Company, or as the case may be, duly passed in the form of circulating resolutions in writing, in accordance with the provisions of the Constitutional Documents and the Companies Act;

(ii)	the approvals conferred by the copies submitted to us for examination have not been revoked, rescinded, superseded, modified or amended in any way and are in full force and effect;

(iii)

the facts on which the Board Resolutions were based were true and the decisions of the directors approving the applicable Board Resolutions, were taken in good faith and on reasonable grounds for believing that the transactions contemplated thereby would be most likely to promote the success of the Company for the benefit of its members as a whole; and

(iv)	no other resolution or action has been taken which could affect the validity of the Board Resolutions;

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(i)	in relation to the Shareholder Resolutions, that:

(i)	they were duly passed by the shareholders of the Company in accordance with its Constitutional Documents and the Companies Act; and

(ii)	the approvals conferred by the copies submitted to us for examination have not been revoked, rescinded, superseded, modified or amended in any way and are in full force and effect;

(iii)	the persons signing the Shareholder Resolutions have been duly authorized, and have full legal capacity, to execute such Shareholder Resolutions; and

(iv)	no other resolution or action has been taken which could affect the validity of the Shareholder Resolutions;

(j)	that all relevant documents have been provided to us by the officers of the Company for inspection for the purposes of this opinion;

(k)

that the information revealed by the Searches was accurate in all respects, has not since been altered or added to and did not fail to disclose any information which had been delivered for filing but did not appear on the public file at the time of the Searches;

(l)	that the persons who executed the Underwriting Agreement on behalf of the Company:

(i)	are the persons authorised in the Board Resolutions;

(ii)	have full legal capacity to execute the Underwriting Agreement; and

(iii)	intended the Company to be bound by the Underwriting Agreement;

(m)

the absence of fraud, bad faith, undue influence, coercion, duress, mistake or misrepresentation on the part of any party to the Underwriting Agreement and its respective officers, employees, agents and advisers;

(n)

that each of the parties to the Underwriting Agreement (other than the Company) has been duly incorporated, established or constituted, and is validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation, establishment or constitution, as the case may be, with the requisite capacity, power and authority to execute, deliver and perform its respective obligations under the Underwriting Agreement;

(o)

that the Offering Shares will be duly registered in the names of the persons who subscribe for or purchase the Offering Shares in the Register of Members of the Company, or in the name of the Depository Trust Company or its nominee, as the case may be, and the certificates for the Offering Shares will be duly issued and delivered;

(p)	with respect to the Offering Shares, that:

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(i)	the Registration Statement, as supplemented by the Prospectus Supplement, will remain effective at the time of issuance of the Offering Shares thereunder;

(ii)	that there are no agreements, documents, arrangements or transactions to which the Company is a party that may in any way prohibit or restrict the issue of the Offering Shares;

(iii)	such Offering Shares will be issued in compliance with applicable federal laws of the United States of America and state securities laws;

(iv)

as set out in the Registration Statement and the Prospectus Supplement, the offer and sale of the Shares in Singapore will be made only in accordance with the applicable provisions of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA; and

(v)	the Offering Shares will be issued for no consideration in accordance with the provisions of Section 68 of the Companies Act and the Constitutional Documents of the Company;

(q)

that the Underwriting Agreement has been duly executed and delivered by each of the parties thereto, is governed by and construed in accordance with the laws of the State of New York and constitutes a legal, valid, binding and enforceable obligation of each party thereto under the laws of the State of New York and all other applicable laws;

(r)

in respect of the Underwriting Agreement, that the Registration Statement and the Prospectus Supplement, all matters concerning the laws of the United States of America and all other relevant jurisdictions (other than in Singapore in respect of the matters set out in paragraph 8 of this opinion) shall have been duly complied with;

(s)	that none of the Registration Statement, the Prospectus Supplement, the Underwriting Agreement or any of the transactions contemplated respectively thereunder constitutes or will constitute a sham;

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(t)

that all consents, approvals, notices, filings, publications and registrations that are necessary under any applicable laws or regulations and all other requirements for the legality, validity and enforceability of the Underwriting Agreement (other than necessary under the laws and regulations of Singapore in respect of the matters set out in paragraph 8 of this opinion) in order to permit the execution, delivery or performance of the Underwriting Agreement or to protect or preserve any of the interests (whether by way of security or otherwise) created by Underwriting Agreement, have been (and have not been withdrawn) or will be made or obtained within the period permitted by such laws or regulations and will remain in full force and effect, and that any conditions to which they are subject have been (or will be) satisfied;

(u)

that all acts, conditions or things required to be fulfilled, performed or effected in connection with the Underwriting Agreement under the laws of any jurisdiction (other than necessary under the laws and regulations of Singapore in respect of the matters set out in paragraph 8 of this opinion) have been or will be duly fulfilled, performed and complied with;

(v)

that the execution of the Underwriting Agreement and the performance of the obligations under the Underwriting Agreement does not and will not conflict with, be contrary to or breach any contractual or other obligations binding on the parties to the Underwriting Agreement, including under any agreements or instruments to which such parties are party;

(w)

that no foreign law is relevant to or affects the opinions expressed, or conclusions stated in this opinion and the opinion expressed in paragraph 8 below will not be affected by any law or public policy of any jurisdiction outside Singapore, and insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been or will be complied with;

(x)

the Company was not, at the time of entering into the Underwriting Agreement, and will not be, at the time of the issuance of the Offering Shares, insolvent or otherwise unable to pay its debts within the meaning of Section 125(2) of the Insolvency, Restructuring and Dissolution Act 2018 (No. 40 of 2018) (the “IRDA”) (for which purpose account is to be taken of its contingent and prospective liabilities) and has not and will not become so insolvent or otherwise unable to pay its debts in consequence of its entry into or its performance of its obligations under the Underwriting Agreement;

(y)

that no transaction in connection with or contemplated by the Underwriting Agreement constitutes a transaction at an undervalue, an unfair preference or an extortionate credit transaction within the meaning of within the meaning of Sections 224, 225, 228, 238, 239 and 438 respectively of the IRDA;

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(z)

that no voluntary winding-up resolution has been passed by the Company, no petition or application has been presented or order made by a court in relation to the winding-up, dissolution, bankruptcy, administration or judicial management of or a compromise or arrangement for the Company, no documents have been filed with a court for the appointment of a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer in respect of the Company, no notice of intention to appoint a receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer has been given in respect of the Company, and no liquidator, provisional liquidator, receiver, manager, receiver and manager, trustee, administrator, judicial manager or similar officer has been appointed in relation to the Company or any of its assets or revenues, which, in any such case, has not been revealed by the Searches; and

(aa)

that the documents listed in paragraph 3 above contain all information which is relevant for the purposes of this opinion and there is no other agreement, undertaking, representation or warranty (oral or written) and no other arrangement (whether legally binding or not) or dealings between all or any of the parties or any other matter which renders such information inaccurate, incomplete or misleading or which would affect or have any implications for the opinions expressed herein.

8.

Based on the assumptions set out in paragraph 7 above and subject to the reservations, qualifications and observations set out in paragraph 9 below and any matters of fact not disclosed to us, we are of the opinion that the Offering Shares, when issued, allotted and delivered by the Company in accordance with the Constitutional Documents and the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

9.	The opinion set out in paragraph 8 above is subject to the following qualifications, reservations and observations:

(a)

We have not investigated or verified the accuracy or completeness of the facts and information, including any statements of foreign law, or the reasonableness of any assumptions, statements of opinion or intention, contained in the Underwriting Agreement and the documents referred to in paragraph 3 of this opinion. We express no opinion as to matters of fact, including any statements of foreign law, or statements of opinion, intention or assumption contained in the documents described in paragraph 3 of this opinion, nor have we attempted to determine whether any material fact has been omitted from such documents or whether particular events have in fact occurred. With respect to matters of fact material to this opinion, we have relied on the statements of the responsible officers of the Company.

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(b)

For the Searches, we have relied on electronic searches of publicly available records and the records disclosed by such searches may not be complete or up to date. Any search conducted is at a fixed point of time and therefore will not reveal information filed with the relevant public registers immediately prior to, or after that date but not entered on the register. In particular, the Searches are not capable of revealing conclusively whether or not: (i) an application or winding up, dissolution, bankruptcy, provisional supervision, administration or judicial management order has been made or a resolution passed for the winding up of a company; (ii) a receiver, judicial manager, liquidator, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer has been appointed; or (iii) an application has been presented to or made to, or an order has been made by, any competent court in Singapore for the Company to reorganize its affairs pursuant to a scheme of arrangement, since notice of these matters may not be filed with ACRA immediately and, when filed, may not be entered on the public database immediately. The Searches were conducted on 8 September 2020, at the respective times set out in paragraphs 3(d) and 3(e).

(c)

For the purposes of this opinion, we have assumed that the term “non-assessable” (a term which has no recognised meaning under Singapore law) in relation to the Offering Shares to be issued means that holders of such shares, having fully paid up all amounts due on such shares (if any), are under no further personal liability to make payments to the Company or its creditors or contribute to the assets or liabilities of the Company in their capacities purely as holders of such shares.

(d)

Under Singapore law, holders of book-entry interests in the Offering Shares deposited with The Depository Trust Company will not be recognised as shareholders of the Company unless registered as such in the Register of Members of the Company.

(e)	We give no opinion on public international laws or on the rules of or promulgated under any treaty or by any treaty organisation (including those of Singapore).

(f)	We give no opinion as to tax.

(g)

We express no opinion as to the validity, binding effect or enforceability of any provision in the Underwriting Agreement or, as to the availability in Singapore of remedies which are available in other jurisdictions.

(h)

This opinion is strictly limited to matters stated in paragraph 8 of this opinion and is not to be construed as extending (by implication or otherwise) to all the documents listed in paragraph 3 of this opinion, or to any other matter or document in connection with, or referred to, contemplated by or incorporated by reference, in such documents.

10.

We hereby consent to the use of our opinion as herein set forth as an exhibit to the report on Form 6-K (the “Report on Form 6-K”) and to the use of our name under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not hereby admit and shall not be deemed to admit that we come within the category of persons whose consent is required under Sections 7 and 11 of the Act or to the rules and regulations of the Commission thereunder.

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11.

This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters stated in this opinion and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement, the Prospectus Supplement, the Underwriting Agreement or otherwise. Further, except for the filing of this opinion with the Commission as an exhibit to the Report on Form 6-K, this opinion is not to be circulated or disclosed to, or relied upon by, any other person (other than persons entitled to rely on it pursuant to applicable provisions of federal securities law in the United States of America, if any), nor is it to be used or relied upon for any other purpose, or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.

Yours faithfully,

/s/ Jones Day

JONES DAY